UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nano Mobile Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

  (Title of Class of Securities)

63010B200

  (CUSIP Number)

Frank I Igwealor

370 Amapola Ave., Suite 200A

Torrance, CA 90501

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2022

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01643V102

1	NAMES OF REPORTING PERSON AMERICAN COMMUNITY CAPITAL, LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 419,859,221
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 419,859,221
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,859,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)* 12.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 1,472,773,800 shares of Common Stock outstanding as of October 21, 2022 as reported by the Company’s profile on the OTC Market website.

CUSIP NO. 01643V102

1	NAMES OF REPORTING PERSON FRANK I IGWEALOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 419,859,221
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 419,859,221
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,859,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)* 12.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 3,273,765,298 shares of Common Stock outstanding as of October 21, 2022 as reported by the Company’s profile on the OTC Market website.

The following constitutes the Schedule 13D filed by the undersigned (the Schedule13D)

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nano Mobile Healthcare, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 370 Amapola Avenue, Suite 200-A, Torrance, CA 90501

Item 2. Identity and Background.

(a), (f) This statement is being filed by:

(i)	American Community Capital, LP., a California limited partnership (“ACC”); and
(ii)	Mr. Frank I Igwealor, a citizen of the United States, and Manager of ACC (together with ACC, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of October 21, 2022, a copy of which is filed herewith as Exhibit 99.1

(b) The address of the principal business and principal office of each of the Reporting Persons is 370 Amapola Ave., suite 200A, Torrance, CA 90501.

(c) The principal business of ACC is making investments in companies and projects that provide affordable housing, good jobs, and new opportunities that will connect highly-distressed or underserved neighborhoods to the mainstream US economy. To this end, American Community Capital, LP. assists its double-bottom-line minded limited partners in finding and investing in businesses and projects that connect underserved communities with US mainstream economic systems.

The principal occupation of Mr. Igwealor, among other callings that include financial/wealth/assets management, is to serve as the General Partner and Manager of ACC.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

American Community Capital, LP. (“ACC”) is a California limited partnership that invests in community-development anchored, and underserved communities-centered businesses. ACC creates partnerships and tools which increase access to cost-effective, market-rate commercial capital for underserved community-centered businesses through lines of credit from mainstream financial institutions and investments from pension funds, insurance companies and socially responsible investors to fund programs to meet the changing needs of underserved communities across the United States. On October 21, 2022, Frank Igwealor acquired 50,000 shares of Common Stock of Nano Mobile Healthcare, Inc from the open market for cash. Prior to the purchase, ACC had acquired a total of 62,799,803 shares of Common Stock of Nano Mobile Healthcare, Inc. from the open market for cash. On October 1, 2021, Frank I Igwealor had been awarded 310,000,000 shares of Nano Mobile Healthcare, Inc. for services rendered as President and CEO of the Company. Frank later purchased additional 47,009,418 shares of the Compay’s common stock from the open market. Frank and ACC funded the purchase these shares out of working capital.

Item 4. Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive for PASSIVE INVESTMENT. Accordingly, when the Issuer posted a change of address on its OTC profile page the Reporting Persons thought it was a good opportunity to purchase additional shares from the open market.

The Reporting Persons may in the future, engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially own in the aggregate 419,859,221 shares of Common Stock, which represents approximately 12.82% of the Company’s outstanding shares of Common Stock disclosed as beneficially owned by Frank Igwealor and American Community Capital, LP. (“Reporting Person”) in the applicable table set forth on the cover page to this Statement. The percentage ownership of shares of Common Stock set forth in this Statement is based on the 3,273,765,298 shares of Common Stock issued and outstanding as of October 21, 2022 as reported by the Company’s profile on the OTC Market website.

(b) Reporting Person, as the beneficial owner of the share, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By his position with ACC, Frank I Igwealor may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c) Schedule A annex hereto list all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All of the Shares reported are owned by Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of October 21, 2022, among ACC and Mr. Frank I Igwealor.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 21, 2022

AMERICAN COMMUNITY CAPITAL, LP.

By:	/s/ Frank I Igwealor
Name: Frank I Igwealor
Title: General Partner, Manager

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase
Purchase of Common Stock	50,000	0.0013	10/21/2022